SCHEDULE A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by a Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker.

OASIS INVESTMENTS II MASTER FUND LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*

11/04/2025	5,827	4.01
11/06/2025	416	4.01
11/07/2025	5,000	4.01
11/10/2025	33,048	4.01
11/13/2025	4,000	4.01
11/14/2025	62,952	4.01
11/17/2025	200,000	4.01
11/19/2025	204,254	3.88
11/19/2025	16,883	4.0078
11/20/2025	1,990	4.01
11/21/2025	700	4.01
11/24/2025	2,893	4.01
11/25/2025	3,000	4.01
11/26/2025	5,100	4.01
12/01/2025	100	4.01
12/04/2025	5,050	4.01
12/05/2025	200,100	4.01
12/09/2025	6,270	4.0052
12/10/2025	100	4.005
12/12/2025	158,614	4.01
12/15/2025	55,692	4.01

*       Excluding commissions, SEC fees, etc. (rounded to nearest cents).